Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Prothena Corporation plc:
We consent to the incorporation by reference in the registration statements (Nos. 333-196572 and 333-187726) on Form S-8 and the registration statements (Nos. 333-196965 and 333-193416) on Form S-3 of Prothena Corporation plc of our report dated March 12, 2015, with respect to the consolidated balance sheets of Prothena Corporation plc as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, which report appears in the December 31, 2014 annual report on Form 10-K of Prothena Corporation plc.

/s/ KPMG LLP
San Francisco, California
March 12, 2015